LADENBURG THALMANN FINANCIAL SERVICES INC.

590 Madison Avenue
34th Floor
New York, New York 10022

September 17, 2004

Mr. William Friar
Senior Financial Analyst
Financial Services Group
Division of Corporation Finance
Mail Stop 4-8
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ladenburg Thalmann Financial Services Inc.
Registration Statement on Form S-3, File No. 333-88866
Application for Withdrawal of Registration Statement

Gentlemen:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ladenburg Thalmann Financial Services Inc., a Florida corporation (the “Registrant”), hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-3, File Number 333-88866, as amended (the “Registration Statement”). The Registrant hereby confirms that no securities have been offered or sold pursuant to the Registration Statement.

     The Registrant’s last filing with regard to the Registration Statement was made on July 23, 2002. On August 6, 2002, the Registrant announced that it had decided to postpone the offering contemplated by the Registration Statement due to market conditions. In response to comments provided to the Registrant by the Securities and Exchange Commission relating to another registration statement filed by the Registrant, the Registrant is seeking to withdraw the Registration Statement at this time.

Sincerely,
/s/ Charles I. Johnston
Charles I. Johnston
Chief Executive Officer and President